Exhibit 2.6

SECOND AMENDMENT OF
STOCK PURCHASE AGREEMENT

     THIS SECOND AMENDMENT OF STOCK PURCHASE AGREEMENT (this “Amendment”) is entered into as of September 10, 2003 by and among Eaton Vance Acquisitions, a Massachusetts business trust (“Buyer”), PPA Acquisition, L.L.C., a Delaware limited liability company (“Seller”), PPA Acquisition Corp., a Delaware corporation doing business under the name “Parametric Portfolio Associates” (the “Company”), and each of Brian Langstraat and David M. Stein (the “Members”). Terms used in this Amendment without definition shall have the meanings given to them in the Stock Purchase Agreement, dated as of June 4, 2003, by and among the parties hereto, as amended by the First Amendment of Stock Purchase Agreement, dated as of July 30, 2003 (as amended, the “Stock Purchase Agreement”).

     In consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

     1.      Amendment of Section 1.1 of the Stock Purchase Agreement. Section 1.1 of the Stock Purchase Agreement is hereby amended (a) to insert in clause (a)(ii) thereof after the text “without limitation,” and before the text “all premiums” the text “(A)”, (b) to insert in clause (a)(ii) thereof immediately after the text “fees and expenses” and immediately prior to the parenthetical definition of “Transaction Insurance Costs” the text “and (B) any premiums payable at or in connection with Closing in respect of any Tail Coverage (as defined in Section 4.11) determined by Buyer to be necessary in order to assure, in connection with the Transaction Insurance, full coverage of any and all Loss above the retention and within the limit of the Transaction Insurance”, and (c) to insert the following new sentence at the end thereof: “It is acknowledged that certain items of Transaction Insurance Costs (including, without limitation, applicable surplus lines taxes) may not be determined at the time of Closing, in which event such costs may, upon determination, be paid by offset against the Working Capital Holdback or paid to Buyer upon written notice of the determination thereof, with such notice to include such invoices or other supporting documentation as Seller may reasonably request.”

     2.      Amendment of Section 2.15(b) of the Stock Purchase Agreement. Section 2.15(b) of the Stock Purchase Agreement is hereby amended to correct the text “Section 1.6(c)” therein to read “Section 1.6(d)”.

     3.      Amendment of Section 2.17(b) of the Stock Purchase Agreement. Section 2.17(b) of the Stock Purchase Agreement is hereby amended to replace the third sentence thereof with the following sentence: “As of the Closing Date, the landlord under the Fairview Lease shall have ratified and consented to the assignment of the Fairview Lease to the Company, and such landlord shall have waived any default resulting from any prior alleged non-compliance with the assignment provisions of the Fairview Lease, each in a form reasonably acceptable to Buyer and the Insurer.”

     4.      Amendment of Section 4 of the Stock Purchase Agreement. Section 4 of the Stock Purchase Agreement is hereby amended to add the following new Section 4.11 thereto:

     “4.11      Purchase of Tail Coverage. Seller acknowledges that the Insurer under the Transaction Insurance has conditioned coverage thereunder upon the retention by the Company or Buyer of current insurance policies, or the purchase of adequate replacement coverage, covering Losses arising out of pre-Closing events and occurrences. Such policies and coverages may include so-called “tail” insurance coverage, or the addition of the Company as an insured under Buyer’s policies with coverage relating back to the continuity date of the Company’s prior insurance policies, which the Company represents to be June 15, 2001. Such “tail” or other replacement coverages are collectively referred to in this

Agreement as “Tail Coverage”. It is acknowledged and agreed that, in addition to deduction of the first year’s premiums for Tail Coverage from the Purchase Price as contemplated by Section 1.1, Seller shall reimburse Buyer or Parent, as the case may be, for all premiums and related costs and expenses associated with such Tail Coverage for an additional two years, thereby funding Tail Coverage for an aggregate of three years following the Closing Date. Buyer may offset such payments against any amounts retained or owed under this Agreement or any other agreement entered into with Seller or Buyer in connection with this Agreement or the Contemplated Transactions, and Seller hereby agrees, consents and authorizes, for all purposes of the Company Operating Agreement, the Company to pay to Buyer, for Seller’s account, such amounts from or out of any distributions to which Seller would otherwise be entitled under the Company Operating Agreement.”

     5.      Amendment of Section 9.4(a) of the Stock Purchase Agreement. Section 9.4(a) of the Stock Purchase Agreement is hereby amended to correct the text “clause (b) below” to read “clauses (b) and (c) below”.

     6.      Effect. Except as amended by the respective provisions of this Amendment, the Stock Purchase Agreement shall each remain in full force and effect, without modification or waiver.

     7.      Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same agreement.

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     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above stated.

PPA ACQUISITION CORP., a Delaware corporation

By:	/s/ Brian Langstraat
Name: Brian Langstraat Title: Chief Executive Officer

PPA ACQUISITION, L.L.C., a Delaware limited liability company

By:	/s/ Brian Langstraat
Name: Brian Langstraat Title: Chief Executive Officer

EATON VANCE ACQUISITIONS, a Massachusetts business trust

By:	/s/ James B. Hawkes
Name: James B. Hawkes Title: President

MEMBERS
/s/ Brian Langstraat
Brian Langstraat
/s/ David M. Stein
David M. Stein